05011117

PRICER

Interim Report
January - June 2005

- **Increased net sales of SEK 103.3M (88.3), up 17 per cent**
- **Result after tax SEK -22.6M (-21.1)**
- **Loss per share of SEK -0.04 (-0.05)**
- **Improved orders received to SEK 190.1M (111.3), up 71 per cent**
- **Strengthened gross margin to 22 (14) per cent**
- **Deteriorated operating result of SEK -28.9M (-21.7), down 33 per cent**
- **Liquid funds of SEK 130.8M (85.4)**

- **Rights issue completed, contributing more than SEK 90M to Pricer**
- **Agreement with Carrefour France for deliveries of SEK 110M**
- **Socamil, part of the Leclerc group, selects Pricer's ESL system**
- **Pricer's expansion in Japan continues**
- **Pricer applies IFRS from 2005**

Significant events after the end of the period

- **Carrefour Italy selects Pricer to supply ESL solution**

Operations

Orders received in the second quarter amounted to SEK 138.5M (9.0) and consisted mainly of orders from Carrefour in France. Orders in the six-month period amounted to SEK 190.1M (111.3).

The order book at the end of the period amounted to approximately SEK 234M (208). The most significant orders are from the retail chain Carrefour and from Pricer's partner Ishida in Japan. The

majority of Pricer's orders are in EUR and USD and the value of the order book has increased with approximately SEK 15M through the strengthening of the USD.

As at the end of the second quarter, Pricer systems were installed in more than 900 stores, the majority in Japan, France, the Nordic countries and the rest of Europe.

The market and market activities

In Pricer's judgment, the ESL market trend is continuously positive. The signals from Pricer's prioritised markets are distinct and a number of retail chains have either made decisions or initiated projects towards to include ESL as an operational tool in their automation processes.

The position of Pricer in Europe is reinforced through the established relationship with the retail chain Carrefour which installed Pricer's ESL system in several of their hyper and supermarkets in France in 2004. During the quarter Carrefour in France signed a new agreement with Pricer for continued deliveries of ESL systems during the two coming years. The agreement defines deliveries for about SEK 110M, corresponding to the need of approximately 70 French hypermarkets. The agreement is effective May 2005 to April 2007 with the majority of the deliveries during the first year. Pricer continues discussions of further supplies to the Carrefour organization and also expects the Carrefour's decision to have a significant impact on other players in the retail industry.

Leclerc is a leading French retail chain and one of the 30 largest in the world. The chain is active in Europe, primarily in France, with about 400 larger stores. The regional buying group of Leclerc, Socamil, selected Pricer as supplier of ESL systems for the first phase of a regional deployment in approximately 10 regional hypermarkets from June 2005 to June 2006 with deliveries of an expected value of SEK 14M. Socamil has developed the front and back office system used within Leclerc and therefore carries much influence in the group.

Regarding Japan the company has previously a large order from Ishida, which concerns deliveries until 2007 and with minimum volume per year. The volume is measured from April 1 until March 31 every year. During the second quarter of 2005 Ishida has called off from the order and has in the third quarter reached the level for 2005/2006 which means that new additional orders will impact order intake positively. With more than 500 installations up and running by August 2005, the demand for ESL systems in the Japanese market is increasing steadily.

Through Pricer's partner in the US, IBM, the pilot installation that has been informed about before is in operation from August with one of the leading five retail chains in the US. After an evaluation of the system the customer will select a supplier and a decision for roll-out on a broad scale is expected. Costco has decided to continue with additionally three stores in Connecticut. Sales through Store Next, another partner of Pricer in the US, have increased also outside of Connecticut.

Net sales and result

During the second quarter net sales amounted to SEK 52.7M (59.1) and for the six-month period to SEK 103.3M (88.3), equivalent of an increase of 17 per cent. Deliveries were primarily to Japan, through Ishida with Ito-Yokado and several other end customers and France with Carrefour. With reference to sales per geographic market, deliveries to Asia were lower in the second quarter than in the first quarter due to the procurement cycles of Ishida. Deliveries in the third quarter have returned to higher levels.

Gross profit amounted to SEK 11.7M (4.8) and the gross margin was 22 (8) per cent for the quarter. Gross profit for the six-month period was SEK 23.0M (12.7) and the gross margin was 22 (14) per cent. The improved gross margin is explained by lower cost of goods sold as a result of the product development that has taken place and improved sales prices. The portion of deliveries with low margin was lower during this period than last year which also explains the change in margin. A continued long term improvement of the margin is foreseen, however, the outcome is influenced by to what market sales take place and with the product mix.

Operating expenses increased to SEK 26.2M (18.5) for the quarter and SEK 51.9M (34.4) for the six-month period. An increase occurred particularly during the second half of 2004 as a consequence of the increased activities in conjunction with the agreement with Carrefour in 2004 as well as increased

expenses for product development, especially for chip development. Since then the expense level has been relatively constant, as has the number of employees. Thereby Pricer now has such a production capacity and structure that an increase in business volume will not lead to an increase in expenses to the same extent.

The operating result amounted to SEK -14.5M (-13.7) for the quarter and SEK -28.9M (-21.7) for the six-month period.

Net financial items amounted to SEK 5.1M (-0.2) for the quarter and SEK 6.5M (0.6) for the six-month period and consisted of currency differences on liquid funds in USD and a positive currency item of SEK 2.1M from currency effects of placed orders to suppliers during the six-month period with delivery in later quarters.

The net result was SEK -9.4M (-13.9) for the quarter and SEK -22.6 (-21.1) for the six-month period.

Net sales and operating result, SEK M

	Apr-Jun 2005	Apr-Jun 2004	Jan-Jun 2005	Jan-Jun 2004
Net sales	52.7	59.1	103.3	88.3
Cost of goods sold	-41.0	-54.3	-80.3	-75.6
Gross profit	11.7	4.8	23.0	12.7
Gross margin	22%	8%	22%	14%
Expenses	-26.2	-18.5	-51.9	-34.4
Operating loss	-14.5	-13.7	-28.9	-21.7

Financial position

Cash flow from operating activities amounted to SEK -5.7M (-22.6) for the second quarter and SEK -2.7M (-31.1) for the six-month period. Liquid funds were SEK 130.8M (85.4).

The rights issue which was approved at the Annual General Meeting in April was completed in May and contributed more than SEK 90M and thereby strengthened the financial position of Pricer. The number of shares increased with 193.9 million shares to 754.3 million shares.

The working capital has decreased since the beginning of the year due to increased supplier liabilities partly counterbalanced by increased inventories due to the increased activity, primarily with Carrefour. Long term liabilities consist primarily of reserves for product guarantees.

Capital expenditure

Total capital expenditures were SEK 2.2M (1.7) for the quarter and SEK 4.4M (4.4) for the six-month period. Investments consist primarily of production tools, computers and office equipment.

Employees

The average number of employees for the six-month period was 100 (59), including 43 (19) at Appulse Ltd and PIER AB. The number of employees as of June 30, 2005 was 97 (67), including 41 (24) at Appulse Ltd and PIER AB.

In August Pricer has strengthened its organization through the recruitment of a head of R&D, head of Human Resources and a President of Pricer Inc.

Parent company

The parent company had net sales of SEK 105.3M (88.1) in the first six-month period of the year, which included intragroup transactions of SEK 41.4M (41.8). The result before appropriations was

SEK -19.3M (-17.7) and capital expenditures were SEK 3.8M (4.1). The parent company had liquid funds of SEK 117.9M (75.6) as of June 30, 2005.

Accounting principles
International Financial Reporting Standards (IFRS)

As from 2005 Pricer applies the International Financial Reporting Standards, IFRS, accepted by EU. This report has been issued in accordance with IAS 34, Interim Reporting.

In the Annual Report of Pricer for 2004 the effects of the transition to IFRS were presented. As to the standards applicable for Pricer, differences are limited as compared to the Swedish Financial Accounting Standards Council applied earlier. This led to that no adjustments were necessary.

According to IFRS 1, First-time Adoption of International Financial Reporting Standards some exceptions for retroactive application can be used when converting to IFRS. Pricer has elected to use exceptions for acquisitions according to IFRS 3 from January 1, 2004 leading to that no recalculation of acquisitions prior to 2004 are made and that accounting differences are set at zero for foreign subsidiaries in the equity position as of that date. IAS 39, Financial instruments is a new recommendation dealing with information, accounting and valuation of financial instruments. According to this recommendation currency term contracts and so called imbedded derivatives should be valued at market value. Pricer applies this recommendation as from January 1, 2005. The effects from the adoption of IAS 39 in the opening balance is a cost of about SEK 0.5M resulting from the valuation at market value of imbedded derivatives. According to IAS 27 minority interest should be reported separately in the consolidated result and in the consolidated balance sheet reported separately from debt and parent company equity. An opening balance as per January 1, 2005 including the effects of IAS 39 and IAS 27 is included in this report.

The effects as commented above are preliminary and may be revised as they are based on current IAS/IFRS-rules which may be modified during 2005. Pricer will update the information if such modifications will occur.

Significant events after the end of the reporting period

Pricer has been chosen by Carrefour Italy to support the retail operations of its new hypermarket store build program in 2005. An order for four hypermarkets to be completed during the year has been placed at a total value of SEK 7M. Carrefour Italy with its 39 hypermarkets has sought to automate its price changing processes and began independently from Carrefour France its selection process two years ago with pilot stores in both hyper and supermarket formats. The Pricer system has run in two pilot stores in Milan and Rome since 2004.

Forecast

According to Pricer, the market trend remains positive, with an increase in the total installed base and a more solid interest from several major retail chains. Evaluations and negotiations with a number of retail chains are continuously ongoing.

The earlier estimate of the Board, that a positive cash flow for the company may be reached at the end of 2005, although it is more likely during 2006, remains.

Next reporting date

The interim report for January-September 2005 will be published November 17, 2005.

Sollentuna, August 25, 2005
Pricer AB (publ)

Jan Forssjö
President and CEO

We have performed a summary examination of this interim report according to the recommendation issued by the Swedish Institute of Authorised Public Accountants (FAR). A summary examination is significantly restricted compared with an audit. Nothing has emerged to indicate that the interim report does not meet the standards of the Swedish Annual Accounts Act.

Stockholm, August, 25 2005

KPMG Bohlins AB

Kari Falk
Authorised Public Accountant

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB +46 8 505 582 00

Pricer AB (publ), founded in 1991 in Uppsala, has the world's leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that improves significantly customer profitability and productivity.

With the largest product range on the market, Pricer ESL System is installed in over 900 stores in three continents. Among others, the largest and second largest retailer in Europe and some of the largest retailers in Japan are customers to Pricer. Pricer, in cooperation with highly competent partners, offers a totally integrated solution together with the supplementary products, applications and services.

Pricer AB is listed on the Stockholmsbörsen's "O" list. For further information visit Pricer's website. Registration to receive news releases automatically by email can be made on the website.

Pricer AB (Publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Tel: +46 8-505 582 00
Corp. ID. No: 556427-7993

CONSOLIDATED INCOME STATEMENT - SUMMARY

Amounts in SEK M	Q 2 2005	Q 2 2004	Half year 2005	Half year 2004	Full year 2004
Net sales	52,7	59,1	103,3	88,3	227,2
Cost of Goods sold	-41	-54,3	-80,3	-75,6	-196,9
Gross profit	**11,7**	**4,8**	**23,0**	**12,7**	**30,3**
Selling and administrative expenses	-16,9	-14,1	-34,7	-25,5	-54,5
Research and development expenses	-9,3	-4,4	-17,2	-8,9	-25,2
Operating result	**-14,5**	**-13,7**	**-28,9**	**-21,7**	**-49,4**
Financial net	5,1	-0,2	6,5	0,6	0,0
Result after financial items	**-9,4**	**-13,9**	**-22,4**	**-21,1**	**-49,4**
Tax on result for the period	0,0	0,0	-0,2	0,0	0,0
Net result for the period	**-9,4**	**-13,9**	**-22,6**	**-21,1**	**-49,4**
Net result of which					
Shareholders' interest	-9,2	-13,7	-22,7	-21,7	-52,0
Minority interest	-0,2	-0,2	0,1	0,6	2,6
Net result for the period	**-9,4**	**-13,9**	**-22,6**	**-21,1**	**-49,4**

Earnings per share, number of shares	**Q 2 2005**	**Q 2 2004**	**Half year 2005**	**Half year 2004**	**Full year 2004**
Earnings per share, SEK	-0,01	-0,03	-0,04	-0,05	-0,10
Earnings per share, SEK, after dilution	-0,01	-0,03	-0,04	-0,05	-0,10
Number of shares, millions	668,2	474,8	614,30	463,35	512,5
Number of shares, millions, after dilution	668,2	563,7	614,30	563,70	560,4

NET SALES BY GEOGRAPHICAL MARKET **Amounts in SEK M**	**Q 2 2005**	**Q 2 2004**	**Half year 2005**	**Half year 2004**	**Full year 2004**
Nordic Countries	2,4	2,5	4,7	7,0	14,1
Rest of Europe	24,5	37,3	33,3	45,1	116,6
Asia	19,0	16,4	57,0	33,3	89,7
Rest of the world	6,8	2,9	8,3	2,9	6,8
Total net sales	**52,7**	**59,1**	**103,3**	**88,3**	**227,2**

CONSOLIDATED BALANCE SHEET - SUMMARY

Amounts in SEK M	2005-06-30	2004-06-30	2004-12-31
Patents and license rights	9,8	11,7	10,2
Total intangible fixed assets	**9,8**	**11,7**	**10,2**
Tangible fixed assets	9,2	7,5	8,0
Total fixed assets	**19,0**	**19,2**	**18,2**
Inventory	28,4	9,2	12,8
Current receivables	78,8	89,9	79,7
Cash and bank	130,8	85,4	42,5
Total current assets	**238**	**184,5**	**135,0**
TOTAL ASSETS	**257,0**	**203,7**	**153,2**
Equity			
Shareholders' equity	**160,6**	**120,8**	**91,3**
Equity, minority interest	**2,2**	**1,2**	**1,6**
Total equity	**162,8**	**122,0**	**92,9**
Long-term liabilities	3,0	4,5	5,6
Current liabilities	91,2	77,2	54,7
Total liabilities	**91,2**	**77,2**	**54,7**
TOTAL EQUITY AND LIABILITIES	**257,0**	**203,7**	**153,2**
Pledged assets	38,6	14,5	19,8
Contingent liabilities	4,0	4,0	4,0
Shareholders' equity per share, SEK	0,21	0,22	0,16
Shareholders' equity, SEK, after dilution	0,21	0,24	0,16

CHANGE IN EQUITY

	Half year	**Half year**	**Full year**
Amounts in SEK M	**2005**	**2004**	**2004**
Equity at start of period	**92,9**	**89,3**	**89,3**
Effect of change of accounting principles	-	-	-0,5
New share issue	91,1	54,3	54,3
Translation difference	0,9	0,1	-0,5
Shareholder contribution, minority	0,5	-	2,3
Net result for the period	-22,6	-21,7	-52,0
Equity at end of period	**162,8**	**122,0**	**92,9**
Of which			
- Shareholders' equity	160,6	120,8	91,3
- Minority interest	2,2	1,2	1,6
Total	**162,8**	**122,0**	**92,9**

CONSOLIDATED CASH FLOW STATEMENT - SUMMARY

Amounts in SEK M	Q 2 2005	Q 2 2004	Half year 2005	Half year 2004	Full year 2004
Net result of which shareholders' interest before tax	-9,0	-13,7	-22,5	-21,7	-52,0
Adjustment for non-cash items, etc	-0,7	2,3	0,6	3,1	7,1
Paid tax	-	-	-0,2	-	-0,1
Change in working capital	4,0	-11,2	19,4	-12,5	-27,4
Cash flow from operating activities	**-5,7**	**-22,6**	**-2,7**	**-31,1**	**-72,4**
Cash flow from investing activities	**-2,2**	**-1,7**	**-4,4**	**-4,4**	**-6,9**
Cash flow from financing activities	**92,8**	**54,3**	**92,8**	**54,3**	**55,7**
Cash flow for the period	**84,9**	**30,0**	**85,7**	**18,8**	**-23,6**
Liquid assets at start of period	**44,1**	**55,5**	**42,5**	**66,4**	**66,4**
Exchange rate difference in liquid assets	1,8	-0,1	2,6	0,2	-0,3
Liquid assets at end of period	**130,8**	**85,4**	**130,8**	**85,4**	**42,5**
Less blocked accounts	-4,0	-4,0	-4,0	-4,0	-4,0
Unutilised overdraft facilities	2,9	2,9	2,9	2,9	2,7
Disposable funds at end of period	**129,7**	**84,3**	**129,7**	**84,3**	**41,2**

KEY RATIOS, GROUP

Amounts in SEK M	Q 2 2005	Q 1 2005	Q 4 2004	Q 3 2004	Q 2 2004
Order entry	**138,5**	51,6	32,5	36,1	9,0
Order entry - moving 4 quarters	**258,7**	129,2	179,9	156,0	124,9
Net sales	**52,7**	50,6	63,8	75,1	59,1
Net sales - moving 4 quarters	**242,2**	248,6	227,2	182,6	122,5
Operating result	**-14,5**	-14,4	-10,3	-17,4	-13,7
Operating result - moving 4 quarters	**-56,6**	-55,8	-49,4	-49,2	-42,8
Result for the period	**-9,4**	-13,2	-10,8	-17,5	-14,0
Cash flow from operating activities	**-5,7**	3,0	-4,2	-37,1	-22,6
Cash flow from op.activities - moving 4 quarters	**-44,0**	-60,9	-72,4	-76,1	-53,3
Number of employees, end of period	**97**	100	99	85	67
Equity ratio	**61%**	61%	61%	59%	60%

EFFECTS ON INCOME STATEMENT WHEN APPLYING IFRS

April-June 2004, Quarter 2

Amounts in SEK M	Swedish GAAP	Adjustments, IFRS	IFRS
Gross Profit	**4,8**		**4,8**
Selling and administrative expenses	-14,1		-14,1
Research and development expenses	-4,2		-4,2
Operating result	**-13,5**		-13,5
Financial income and expenses, net	-0,2		-0,2
Result after financial items	**-13,7**		-13,7
Taxes	-		0,0
Minority share in result	-0,2	0,2	0,0
Net result for the period	**-13,9**	**0,2**	**-13,7**
Net result of which shareholders' interest			-13,9
Net result of which Minority interest			0,2
Net result for the period			**-13,7**

January-June 2004, Half year

Amounts in SEK M	Swedish GAAP	Adjustments, IFRS	IFRS
Gross Profit	**12,7**		**12,7**
Selling and administrative expenses	-25,5		-25,5
Research and development expenses	-9,5		-9,5
Operating result	**-22,3**		-22,3
Financial income and expenses, net	0,6		0,6
Result after financial items	**-21,7**		-21,7
Taxes	-		0,0
Minority share in result	0,6	-0,6	0,0
Net result for the period	**-21,1**	**-0,6**	**-21,7**
Net result of which shareholders' interest			-21,1
Net result of which Minority interest			-0,6
Net result for the period			**-21,7**

Januari-December 2004, Full year

Amounts in SEK M	Swedish GAAP	Adjustments, IFRS	IFRS
Gross profit	**30,3**		**30,3**
Selling and administrative expenses	-54,5		-54,5
Research and development expenses	-27,8		-27,8
Operating result	**-52,0**		-52
Financial income and expenses, net	0,0		0,0
Result after financial items	**-52,0**		-52,0
Taxes	-		0,0
Minority share in result	2,6	-2,6	0,0
Net result for the period	**-49,4**	**-2,6**	**-52,0**
Net result of which shareholders' interest			-49,4
Net result of which Minority interest			-2,6
Net result for the period			**-52,0**

EFFECTS ON BALANCE SHEET WHEN APPLYING IFRS

Amounts in SEK M	January 1, 2004 Swedish GAAP	Adjustments, IFRS	January 1, 2004 IFRS
Fixed assets	17,3		17,3
Current assets	109,8		109,8
TOTAL ASSETS	127,1		127,1
Equity			
Shareholders' equity	87,4		87,4
Equity, minority interest		1,9	1,9
Total equity	87,4	1,9	89,3
Minority interest	1,9	-1,9	0,0
Provisions	4,6	-4,6	0,0
Long-term liabilities		3,0	3,0
Current liabilities	33,2	1,6	34,8
TOTAL EQUITY, PROVISIONS AND LIABILITIES	127,1	0,0	127,1

Amounts in SEK M	June 30, 2004 Swedish GAAP	Adjustments, IFRS	June 30, 2004 IFRS
Fixed assets	19,2		19,2
Current assets	184,5		184,5
TOTAL ASSETS	203,7		203,7
Equity			
Shareholders' equity	120,8		120,8
Equity, minority interest		1,2	1,2
Total equity	120,8	1,2	122,0
Minority interest	1,2	-1,2	0,0
Provisions	4,5	-4,5	0,0
Long-term liabilities		2,9	2,9
Current liabilities	77,2	1,6	78,8
TOTAL EQUITY, PROVISIONS AND LIABILITIES	203,7	0,0	203,7

Amounts in SEK M	December 31, 2004 Swedish GAAP	Adjustments, IFRS	January 1, 2005 IFRS
Fixed assets	18,2		18,2
Current assets	135,0		135,0
TOTAL ASSETS	153,2		153,2
Equity			
Shareholders' equity	91,8	-0,5	91,3
Equity, minority interest		1,6	1,6
Total equity	91,8	1,1	92,9
Minority interest	1,6	-1,6	0,0
Provisions	5,6	-5,6	0,0
Long-term liabilities		2,7	2,7
Current liabilities	54,2	3,4	57,6
TOTAL EQUITY, PROVISIONS AND LIABILITIES	153,2	0,0	153,2

EFFECTS ON EQUITY WHEN APPLYING IFRS

January - June 2004, Half year

Amounts in SEK M	Equity referrable to shareholders of the parent company acc to Swedish GAAP	Reclass minority interest	IFRS-adjustments	Total equity
Equity, beginning of period	**87,4**	**1,9**		**89,3**
New share issue	54,3			**54,3**
Translation difference	0,3			**0,3**
Rounding difference	-0,1	-0,1		**-0,2**
Net result for the period	-21,1	-0,6		**-21,7**
Equity, end of period	**120,8**	**1,2**	**0,0**	**122,0**

January - December 2004, Full year

Amounts in SEK M	Equity referrable to shareholders of the parent company acc to Swedish GAAP	Reclass minority interest	IFRS-adjustments	Total equity
Equity, beginning of period	**87,4**	**1,9**		**89,3**
Effect of change in accounting principles			-0,5	**-0,5**
New share issue	54,3			**54,3**
Translation difference	-0,5			**-0,5**
Shareholder contribution, minority		2,3		**2,3**
Net result for the period	-49,4	-2,6		**-52,0**
Equity, end of period	**91,8**	**1,6**	**-0,5**	**92,9**

EFFECTS ON CASH FLOW WHEN APPLYING IFRS

January-December 2004

Amounts in SEK M	Swedish GAAP	Adjustments, IFRS	IFRS
Net result of which shareholders' interest	-52,0		-52,0
Adjustment for non-cash items, etc	7,1		7,1
Paid tax	-0,1		-0,1
Change in working capital	-27,4	0,5	-26,9
Cash flow from operating activities	**-72,4**	**0,5**	**-71,9**
Cash flow from investing activities	**-6,9**		**-6,9**
Cash flow from financing activities	**55,7**	**-0,5**	**55,2**
Cash flow for the period	**-23,6**	**0,0**	**-23,6**
Liquid assets at start of the period	**66,4**		**66,4**
Exchange rate difference in liquid assets	-0,3		-0,3
Liquid assets at end of the period	**42,5**	**0,0**	**42,5**
Less blocked accounts	-4,0		-4,0
Unutilised overdraft facitilies	2,7		2,7
Disposable funds at end of period	**41,2**	**0,0**	**41,2**


Order Entry, SEK M
300
250
200
150
100
50
0
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Quarter
Moving 4 quarters


Net Sales, SEK M
280
240
200
160
120
80
40
0
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Quarter
Moving 4 quarters


Operating Result SEK M
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
0
-25
-50
-75
Quarter
Moving 4 quarters


Net Result, SEK M
25
0
-25
-50
-75
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Quarter
Moving 4 quarters


Cash Flow from operating activities, SEK M
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Operating cash flow each Q
10
0
-10
-20
-30
-40
Moving 4 quarters
0
-25
-50
-75
-100
Quarter
Moving 4 quarters


Number of Employees
120
100
80
60
40
20
0
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Partly owned companies
Pricer excl partly owned companies